VEON Holdings B.V. Announces Plan to Submit Mandatory Tender Offer in relation to Global Telecom Holding S.A.E. Amsterdam, 5 February 2019 – VEON Holdings B.V. (the “Offeror”), a wholly-owned subsidiary of VEON Ltd. (together with the Offeror, “VEON”), announces that the Offeror intends to deposit a public mandatory cash tender offer (the “MTO”) with the Egyptian Financial Regulatory Authority (the “FRA”) in accordance with the provisions of Chapter 12 of the Executive Regulations of the Capital Market Law No. 95 of 1992 for the purchase of up to 1,997,639,608 shares of Global Telecom Holding S.A.E (“GTH”), representing approximately 42.31% of GTH’s issued shares, at a price of EGP 5.30 per share (the “Offer”). As previously announced, VEON intends to take GTH private following the MTO. Under the provisions of Chapter 12 of the Executive Regulations of the Capital Market Law No. 95 of 1992, the Offeror will deposit the MTO with the FRA within 60 calendar days of this announcement. As the Offeror has not yet submitted the MTO to the FRA, VEON is unable to comment further on this matter. Additional Information This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. If the Offeror elects to offer to purchase or to solicit an offer to sell securities, such offer or solicitation will only be made pursuant to materials filed with the Egyptian Stock Exchange upon submission of the MTO. These materials, if and when available, will contain important information that should be read carefully and in its entirety before any decision is made with respect to a tender offer. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which the Offeror cannot predict with accuracy and some of which the Offeror might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. The Offeror does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact information VEON Investor Relations Richard James ir@veon.com Tel: +31 20 79 77 200 Media and Public Relations Kieran Toohey pr@veon.com Tel: +31 20 79 77 200